UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	October 2006
Commission File Number:	000-49917
Attachments:

Notice of Annual General Meeting

Information Circular
Form of Proxy
Voting Instruction Form
Supplemental Return Card
Certification of Annual Filings - CEO
Certification of Annual Filings - CFO
Audited Financial Statements for the period ended June 30, 2006
MD&A for the period ended June 30, 2006
News Release dated October 18, 2006

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - __________

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith
Don J.A. Smith
Chief Financial Officer and Secretary

Date: January 5, 2007

NOTICE OF ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF
NEVADA GEOTHERMAL POWER INC.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Nevada Geothermal Power Inc. (hereinafter called the “Company”), will be held at 10th Floor, 840 Howe Street, in the City of Vancouver, Province of British Columbia, on the 30th day of November, 2006, at the hour of 10:00 a.m. (local time) for the purpose of:

1.

Receiving and considering the Report to Shareholders from the Board of Directors.

2.

Receiving and considering the Financial Statements of the Company.

3.

Electing Directors for the ensuing year.

4.

Appointing Auditors for the ensuing year.

5.

Approving an Incentive Share Option Plan.

6.

Transacting such other business as may properly come before the meeting or any adjournment thereof.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of instruction of proxy and to return it to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (exclusive of Saturdays and Holidays) before the Meeting. If a shareholder does not deliver a proxy in accordance with these instructions or to the presiding officer of the general meeting, then the shareholder will not be entitled to vote at the meeting by proxy.

Non-registered shareholders who receive this notice and information circular from their broker or other intermediary should complete and return the proxy or voting instruction form in accordance with the instructions provided with it.  Failure to do so may result in the shares of the non-registered shareholders not being eligible to be voted at the annual general meeting. An information circular and a form of proxy or voting instruction form accompany this notice.

DATED at Vancouver, British Columbia, this 26th day of October, 2006.

BY ORDER OF THE BOARD

“Brian D. Fairbank”
Brian D. Fairbank
President and Chief Executive Officer

NEVADA GEOTHERMAL POWER INC.
Information Circular

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevada Geothermal Power Inc. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual & extra-ordinary general meeting of the shareholders of the Company to be held on November 30, 2006 (the “Meeting”), at the time and place set out in the accompanying notice of meeting.  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy.  Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., of 100 University Avenue 9th Floor, Toronto Ontario, M5J 2Y1 (by mail, fax, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.  The persons named in the proxy are directors and officers of the Company.  A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)  signing a proxy with a later date and delivering it at the time and place noted above;

(b)  signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)  attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases common shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)  in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b)  in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders.  Generally Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)  be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(b)  more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form.  In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.  If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On October 25, 2006, the Company had 53,302,171 common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on October 25, 2006, are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the senior officers of the Company, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company except for:

Brian D. Fairbank who controls 5,371,203 shares representing 10.1% of the outstanding shares of the Company.

Wellington Management Company, LLP who controls 7,460,000 shares representing 14.0% of the outstanding shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually to hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently seven.  Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at seven.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting.

Name, Present Office Held and Country of Residence	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held(1)
BRIAN D. FAIRBANK President, Chief Executive Officer and Director (3) (4) Canada	President of the Company and President of Fairbank Engineering Ltd., a firm of consulting geologists and engineers since 1986.	Since April, 1995	5,371,203
JOHN W. MILLIGAN Director (2) Canada	Independent Consultant in engineering and construction management since 1982	Since April, 1995	437,000
JAMES E. YATES Director (2)(3) (4) Canada	Founder and President of Hycroff Realty Ltd., a company involved in real estate sales and development	Since December, 1996	nil
MARKUS K. CHRISTEN Director (4) USA	Independent financial advisor; former managing director of Credit Suisse First Boston, NY, specializing in energy and geothermal transactions from 1997 to 2000	Since January, 2003	nil

R. GORDON BLOOMQUIST Director (3) USA	Senior Scientist and director of the Integrated Community Energy Program at Washington State University.	Since March, 2003	54,500
RICHARD CAMPBELL Director (2) USA	Manager of the Technical and Engineering Services Division of TIC (The Industrial Company). Currently a director of the Geothermal Resources Council.	Since December 2005	nil
DOMENIC J. FALCONE Director(2) (4) USA	President of Domenic J. Falcone Associates, Inc., a financial advisory firm, formerly director or senior officer of CBIZ Valuation Group, Nuvant Systems and PG&E Energy Services.	Since January 2004	nil

(1)

includes direct and beneficial holdings.

(2)

member of the Audit Committee of the Company.

(3)

member of the Compensation and Nominating Committee of the Company.

(4)

member of the Corporate Governance Committee of the Company

EXECUTIVE COMPENSATION

Interpretation

Form 51-904F of the Securities Act (British Columbia) defines “Executive Officer” to mean the Chairman and any Vice-Chairman of the board of directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary.

Summary Compensation Table

The number of current Executive Officers of the Company is two (2), namely Brian D. Fairbank, President and CEO and Don J. A. Smith, Secretary and CFO.

Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of $100,000 (collectively “Named Executive Officers”) of the Company for the three most recently completed fiscal years is set out below:

Name and Principal Position and Country of Residence	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Brian D. Fairbank, President, CEO Canada	2006 2005 2004	75,500 (1) 30,000 1) 30,000 1)	nil nil nil	nil nil nil	300,000 (2) 67,000 (2) 383,000 (2)	nil nil nil	nil nil nil	nil (3) nil (3) nil (3)
John W. Milligan, former CFO and Secretary	2006 2005 2004	nil nil nil	nil nil nil	nil nil nil	63,000 40,000 105,000	nil nil nil	nil nil nil	nil nil nil
Don J. A. Smith CFO and Secretary	2006 2005 2004	45,000 (4) nil nil	nil nil nil	nil nil nil	150,000 nil nil	nil nil nil	nil nil nil	nil nil nil

(1)  consisting of a management fees paid to Fairbank Engineering Ltd and Tywell Management Inc., non-reporting companies controlled by Brian D. Fairbank.

(2)   indirectly through Tywell Management Inc., a private company controlled by Brian D. Fairbank.

(3)  the table does not include fees paid to Fairbank Engineering Ltd, a non-reporting company controlled by Brian D. Fairbank, for geothermal consulting services provided by employees of Fairbank Engineering Ltd. other than Mr. Fairbank.

(4) Mr. Smith was appointed to serve as CFO and Secretary on October 1, 2005.

The Company does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company’s most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company.

Options and Stock Appreciation Rights (SARS)

The Company has established a formal plan under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company.  The grant of stock options is determined by the Company’s directors, and are only granted in compliance with applicable laws and regulatory policy.  The policies of the TSX Venture Exchange (“TSX-V’) limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options. The Company proposes to have the option plan ratified by shareholders at the meeting.

The following table sets forth options granted to Named Executive Officers of the Company during the most recently completed financial year ended June 30, 2006:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on the Date of Grant ($/security)	Expiration Date
Brian D. Fairbank	300,000	14.7%	0.90	0.89	Jan. 18, 2011
John W. Milligan	63,000	3.1%	0.90	0.89	Jan. 18, 2011
Don J. A. Smith	150,000	7.3%	0.90	0.89	Jan. 18, 2011

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Named Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired or Exercised	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at June 30, 2006	Value of Unexercised in-the-Money Options/SARs at June 30, 2006 (2)
Brian D. Fairbank	150,000	114,540	600,000	141,980
John W. Milligan	60,000	49,800	218,000	74,850
Don J. A. Smith	nil	nil	150,000	nil

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)

This represents the closing price of the Company’s shares on the Exchange (being $0.83) on the last day the shares traded on or before June 30, 2006 (being June 30, 2006) less the per option exercise price.

Option and SAR Repricings

None of the options held by any Named Executive Officer have been repriced downward during the most recently completed financial year of the Company.  No SARs have been issued or repriced.

Directors

The Committee members receive the sum of $500 per month and the Committee chairs receive a further $500 per month.  The Company has granted the following incentive stock options to directors, officers, consultants and employees of the Company during the Company’s most recently completed financial year:

Number Granted (1)	Exercise Price per Share	Date of Grant
2,048,000	$0.90	Dec. 16, 2005 – Jun. 16, 2006

(1)  includes the number granted to Named Executive Officers previously disclosed

Compensation and Nominating Committee and Report on Executive Compensation

The Compensation and Nominating Committee of the board of directors is comprised of Brian Fairbank, James Yates and Gordon Bloomquist. The majority of the members of the Compensation and Nominating Committee do not serve as executive officers of the Company.

The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options.  To date, the company has paid base salaries as disclosed in the Summary Compensation Table above and as described below.  In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry.  The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

The Company pays a management fee of $9,000 per month to Tywell Management Inc., a non-reporting company controlled by Brian D. Fairbank, for services provided by Mr. Fairbank pursuant to a Management Consulting Services Agreement dated December 1, 2005.

The Company has also entered into a Technical Consulting Services Agreement dated January 1, 2006, with Fairbank Engineering Ltd. (“FEL”), a non-reporting company controlled by Brian D. Fairbank. Under the terms of this agreement, FEL provides geological and specialist technical personnel necessary to implement the Company’s exploration and development programs on its geothermal properties, in consideration for payment of fees to FEL based upon an agreed rate schedule. No fees are charged to the Company for any services rendered by Mr. Fairbank under this agreement.

Consulting fees with respect to the development and implementation of appropriate corporate governance practices and procedures were paid to Mr. Smith in the sum of $6,500 during the 2005 fiscal year, and Mr. Smith entered an agreement to serve (50% of his time) as the CFO effective October 1, 2005, in consideration for payment of the sum of $5,000 per month.  Effective October 1, 2006 this amount was increased to $5,500 per month.

The Company paid Domenic Falcone, a director of the Company, the sum of $30,000 for consulting services during the 2006 fiscal year.

As noted above, the Committee members receive the sum of $500 per month and the Committee chairs receive a further $500 per month.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer, proposed nominee for election as a director or associate of any such person.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company’s last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

APPOINTMENT OF AUDITORS

The Company will move to re-appoint Morgan & Company, Chartered Accountants, of Vancouver, British Columbia as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the board of directors (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company’s general approach to corporate governance, summarized below as required by Form 58-101F2, is appropriate and substantially consistent with objectives reflected in National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”).

Board of Directors

The Guidelines recommend that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who has no direct or indirect material relationship with the issuer.  A “material relationship” means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgement.  Refer to section 1.4 of Multilateral Instrument 52-101 Audit Committees, for further clarification of the meaning of “independence” and “material relationship”.

The Board is currently composed of seven directors, five of whom (Campbell, Yates, Falcone, Christen and Bloomquist) are independent. The remaining directors (Fairbank and Milligan) are not considered to be independent since they serve, or have recently served, as executive officers of the Company.

Directorships

The following directors are presently directors of the other reporting issuers listed below:

Director	Reporting Issuer
James E. Yates	ESO Uranium Corp.
Domenic Falcone	Western GeoPower Inc.

Orientation and Continuing Education

The Board has adopted a charter for the Corporate Governance Committee, to which the Board has delegated responsibility for organizing, reviewing and recommending education policies relating to the directors and management of the Company.

Ethical Business Conduct

The Board has adopted a Code of Conduct and Business Ethics which applies to all directors, officers, employees and consultants, and prescribes a high standard ethical conduct in all dealings related to the affairs of the Company.

Nomination of Directors

The Board has formed the Compensation and Nominating Committee, which is comprised of three directors Brian Fairbank, James Yates and Gordon Bloomquist, the majority of whom are independent directors, which is responsible for, among other things, undertaking an annual review of the efficiency of the organizational structure, identifying candidates for election to the Board and/or committees, and reviewing succession practices for management.

Compensation

The Compensation and Nominating Committee is also responsible for undertaking an annual review of compensation for management and for directors who serve on committees, developing compensation guidelines for management, administration of the incentive stock option plan and reporting to the Board on its activities and recommendations.

Other Board Committees

The Board has formed three committees, being the Audit Committee, the Compensation and Nominating Committee and the Corporate Governance Committee.  The Corporate Governance Committee is comprised of three directors Markus Christen, Domenic Falcone and James Yates, the majority of whom are independent directors, which is responsible for establishing and monitoring the governance practices and procedures of the Board and of the committees of the Board.

Assessments

The Compensation and Nominating Committee is responsible for assessing the adequacy and efficiency of the organizational structure of the Company, and for making recommendations to the Board regarding corporate goals and objectives and the performance of management.

AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES

A summary of the responsibilities and activities and the membership of the Audit Committee (the “Committee”) is set out below, as required by Form 52-110F2.  The Charter of the Audit Committee is attached as Schedule “A”.

Composition of the Audit Committee

The following are the members of the Committee:

Domenic Falcone Chairman	Independent (1)	Financially literate (1)
Jack W. Milligan	Not Independent (1)	Financially literate (1)
Richard Campbell	Independent (1)	Financially literate (1)
James E. Yates	Independent (1)	Financially literate (1)
(1) As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (de minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has not adopted any specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last three fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2006	$15,900	nil	$2,400	nil
June 30, 2005	$14,400	$3,630	$1,000	nil
June 30, 2004	$12,990	$3,800	$3,710	nil

Exemption

The Company is relying on the exemption from full compliance with MI 52-110 granted for Venture Issuers under Part 6 of Multilateral Instrument 52-110.

OTHER MATTERS TO BE ACTED UPON

In addition to the appointment of Directors and Auditors and acceptance of Financial Statements, the Meeting will be asked to consider the following items:

a)  Shareholders Report

Acceptance of the written report to the shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the meeting.

b)  Incentive Share Option Plan

The Company wishes to renew the existing Incentive Share Option Plan (the “Plan”) for directors, officers, employees and consultants of the Company.

Pursuant to the Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time.  Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate.  Some of the significant terms of the Plan are as follows:

1.  Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.

2.  The total number of common shares to be reserved for issuance over the previous 12 month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant.  In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.  While the Company’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company’s common shares in accordance with the policies of the TSX-V.  In the event that the Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4.  Options granted must expire not later than a maximum of five years from the date of the grant while the Company’s common shares are listed on Tier 2 of the TSX-V.  In the event that the Company’s common shares are listed on Tier 1 of the TSX-V or the TSX options granted must expire not later than a maximum of 10 years from the date of grant.

5.  The options will vest at the discretion of the board of directors.

6.  All options granted pursuant to the Plan shall be non-assignable and non-transferable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED THAT, the Company’s Incentive Share Option Plan (the “Plan”), as described in the Company’s Information Circular dated October 26, 2006, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit, provided, however, that the aggregate number of shares of the Company subject to options under this Plan shall not exceed 10% of the issued and outstanding common shares or such greater number as may be approved from time to time by the shareholders of the Company.  Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange or the TSX Exchange at such time as the Company’s common shares are listed on such exchange, which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company. The Plan must also be approved by the TSX-V. The outstanding options previously granted by the Company shall not be subject to the Plan.

c)  Other Business

Approval of such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, management knows of no other matters intended to be brought before the Meeting.  However, if any matters which are not now known to management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgement of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, BC, this 26th day of October, 2006.

ON BEHALF OF THE BOARD

“Brian D. Fairbank”
Brian D. Fairbank President and Chief Executive Officer

SCHEDULE “A”

The Audit Committee’s Charter

1.  MANDATE

The primary mandate of the audit committee (the “Audit Committee”) of the Board of Directors the Company (the “Board”) is to assist the Board in overseeing the Company’s financial reporting and disclosure.  This oversight includes:

(A)  reviewing the financial statements and financial disclosure that is provided to shareholders and disseminated to the public;

(B)  reviewing the systems of internal controls to ensure integrity in the financial reporting of the Company; and

(C)  monitoring the independence and performance of the Company’s external auditors and reporting directly to the Board on the work of the external auditors.

2.  COMPOSITION AND ORGANIZATION OF THE COMMITTEE

2.1  The Audit Committee must have at least three directors.

2.2  The majority of the Audit Committee members must be independent.  A member of the Audit Committee is independent if the member has no direct or indirect material relationship with an issuer.  A material relationship means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.1

2.3  Every Audit Committee member must be financially literate.  Financial literacy is the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.2

2.4  The Board will appoint from themselves the members of the Audit Committee on an annual basis for one year terms.  Members may serve for consecutive terms.

2.5  The Board will also appoint a chair of the Audit Committee (the “Chair of the Audit Committee”) for a one year term.  The Chair of the Audit Committee may serve as the chair of the committee for any number of consecutive terms.

2.6  A member of the Audit Committee may be removed or replaced at any time by the Board.  The Board will fill any vacancies in the Audit Committee by appointment from among members of the Board.

3.  MEETINGS

3.1  The Audit Committee will meet at least four (4) times per year.  Special meetings may be called by the Chair of the Audit Committee as required.

3.2  Quorum for a meeting of the Audit Committee will be two (2) members in attendance.

3.3  Members may attend meetings of the Audit Committee by teleconference, videoconference, or by similar communication equipment by means of which all persons participating in the meeting can communicate with each other.

3.4  The Audit Committee Chair will set the agenda for each meeting, after consulting with management and the external auditor.  Agenda materials such as draft financial statements must be circulated to Audit Committee members for members to have a reasonable time to review the materials prior to the meeting.

1 Multilateral Instrument 52-110 Audit Committees section 1.4

2 Multilateral Instrument 52-110 Audit Committees section 1.5

3.5  Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee.  Minutes of each meeting must be distributed to members of the Board, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

4.  RESPONSIBILITIES OF THE COMMITTEE

4.1  The Audit Committee will perform the following duties:

External Auditor

(a)  select, evaluate and recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, controls and financial statements;

(b)  evaluate, prior to the annual audit by external auditors, the scope and general extent of their review, including their engagement letter, and the compensation to be paid to the external auditors and recommend such payment to the Board;

(c)  obtain written confirmation from the external auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs;

(d)  recommend to the Board, if necessary, the replacement of the external auditor;

(e)  meet at least annually with the external auditors, independent of management, and report to the Board on such meetings;

(f)  pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

Financial Statements and Financial Information

(g)  review and discuss with management and the external auditor the annual audited financial statements of the Company and recommend their approval by the Board;

(h)  review and discuss with management, the quarterly financial statements and recommend their approval by the Board;

(i)  review and recommend to the Board  for approval the financial content of the annual report;

(j)  review the process for the certification of financial statements by the Chief Executive Officer and Chief Financial Officer;

(k)  review the Company’s management discussion and analysis, annual and interim earnings or financial disclosure press releases, and audit committee reports before the Company publicly discloses this information;

(l)  review annually with external auditors, the Company’s accounting principles and the reasonableness of managements judgments and estimates as applied in its financial reporting;

(m)  review and consider any significant reports and recommendations issued by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditors have been implemented;

Risk Management, Internal Controls and Information Systems

(n)  review with the external auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls;

(o)  review adequacy of security of information, information systems and recovery plans;

(p)  review management plans regarding any changes in accounting practices or policies and the financial impact thereof;

(q)  review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

(r)  discuss with management and the external auditor correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure;

(s)  assisting management to identify the Company’s principal business risks;

(t)  review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board;

Other

(u)  review Company loans to employees/consultants; and

(v)  conduct special reviews and/or other assignments from time to time as requested by the Board.

5.  PROCESS FOR HANDLING COMPLAINTS REGARDING FINANCIAL MATTERS

5.1  The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, financial reporting, or auditing matters.

5.2  The Audit Committee shall ensure that any procedure for receiving complaints regarding accounting, internal controls, financial reporting, or auditing matters will allow the confidential and anonymous submission of concerns by employees.

6.  REPORTING

6.1  The Audit Committee will report to the Board on:

(a)  the external auditor’s independence;

(b)  the performance of the external auditor and the Audit Committee’s recommendations;

(c)  regarding the reappointment or termination of the external auditor;

(d)  the adequacy of the Company’s internal controls and disclosure controls;

(e)  the Audit Committee’s review of the annual and interim financial statements;

(f)  the Audit Committee’s review of the annual and interim management discussion and analysis;

(g)  the Company’s compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

(h)  all other material matters dealt with by the Audit Committee.

7.  AUTHORITY OF THE COMMITTEE

7.1  The Audit Committee will have the resources and authority appropriate to discharge its duties and responsibilities.  The Audit Committee may at any time retain outside financial, legal or other advisors at the expense of the Company without approval of management.

7.2  The external auditor will report directly to the Audit Committee.

Nevada Geothermal Power Inc.			Computershare 9th floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
SAM SAMPLE	000001
123 SAMLES STREET		Security Class	COMMON
SAMPLETOWN SS X9X X9X		Holder Account Number
		C9999999999	I N D

Form of Proxy - Annual General Meeting to be held on November 30, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.  If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.  This proxy should be signed in the exact manner as the name appears on the proxy.

4.  If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.  The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.  The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.  This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.  This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific time, on November 28, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote using the Internet
- Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 012958	HOLDER ACCOUNT NUMBER C9999999999	ACCESS NUMBER 99999

SAM SAMPLE		C9999999999

I N D C 0 2
Appointment of Proxyholder
The undersigned "Registered Shareholder" of Nevada Geothermal Power Inc. (the "Company") hereby appoints: Brian D. Fairbank, or failing this person, John W. Milligan,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Nevada Geothermal Power Inc. to be held at 10th Floor, 840 Howe Street, in the city of Vancouver, Province of British Columbia on the 30th day of November, 2006 at the hour of 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

1. Election of Directors for the Ensuing Year

	For	Withold		For	Withold	For	Withold		For	Withold

01. Brian D. Fairbank			02. John W. Milligan		03. James E. Yates			04. Markus K. Christen

05. R. Gordon Bloomquist			06. Richard Campbell		07. Domenic J. Falcone

2. Appointment of Auditors	For	Withold

The Company will move to re-appoint Morgan & Company, Chartered Accountants, of Vancouver, British Columbia
as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

3. Stock Option Plan	For	Withold

To approve an Incentive Share Option Plan.

4. Transact Other Business	For	Withold

Transacting such other business as may properly come before the meeting or any adjournment thereof.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

M M / D D / Y Y
9 9 9 9 9 0 1 8 3 8 4 1 P I Z A R 0 K R I Q

Nevada Geothermal Power Inc.		Computershare 9th floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
000001
SAM SAMPLE
123 SAMLES STREET	Security Class	COMMON
SAMPLETOWN SS X9X X9X	Holder Account Number
	B9999999999	I N D
Intermediary
ABCD

Voting Instruction Form (“VIF”) – Annual General Meeting to be held on November 30, 2006

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.  We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.  We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.  If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).

4.  This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.  If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6.  When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.  This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.  Should you wish to receive a legal form of proxy, please indicate in the space provided (please see reverse) and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.

9.  Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.

10.  By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

11.  If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

12.  This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 10:00 am, Pacific time, on November 28, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote using the Internet
- Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet, are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined below to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 612958	HOLDER ACCOUNT NUMBER B9999999999	ACCESS NUMBER 99999

SAM SAMPLE		B9999999999
I N D D T C
Appointee(s)
I/We, being holder(s) of Nevada Geothermal Power Inc. ("the Company") hereby appoints: Brian D. Fairbank, or failing this person, John W. Milligan,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Nevada Geothermal Power Inc. to be held at 10th Floor, 840 Howe Street, in the city of Vancouver, Province of British Columbia on the 30th day of November, 2006 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

1. Election of Directors for the Ensuing Year

	For	Withold		For	Withold	For	Withold		For	Withold

01. Brian D. Fairbank			02. John W. Milligan		03. James E. Yates			04. Markus K. Christen

05. R. Gordon Bloomquist			06. Richard Campbell		07. Domenic J. Falcone

2. Appointment of Auditors									For	Withold

The Company will move to re-appoint Morgan & Company, Chartered Accountants, of Vancouver, British Columbia
as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

3. Stock Option Plan									For	Withold

To approve an Incentive Share Option Plan.

4. Transact Other Business									For	Withold

Transacting such other business as may properly come before the meeting or any adjournment thereof.

Authorized Signature(s) - This section must be completed for your instructions to be executed.					Signature(s)			Date

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.								M M / D D / Y Y
Mark this box if you wish to
receive a legal form of proxy
(see Note #8 on reverse).
9 9 9 9 9 0 1 8 3 6 1 1 V I Z A R 0 K R I Q

NEVDADA GEOTHERMAL POWER INC.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that Nevada Geothermal Power Inc. (the “Company”) annually send a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.  If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company at the following address:

NEVADA GOETHERMAL POWER INC.
Suite 900 – 409 Granville Street
Vancouver, BC, Canada V6C 1T2

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank’s name).

*******

If you wish to receive Statements of the Company, please complete below and return.  Yes, I would like to receive:

Interim Financial Statements and MD&A
Annual Financial Statements and MD&A

(Please PRINT your name and address)

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal Code)

(Email Address)

Signed:
(Signature of Shareholder)

Dated:

Form 52-109F1 - Certification of Annual Filings

I, Brian D. Fairbank - CEO of Nevada Geothermal Power Inc. hereby certify that:

1.  I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certijication of Disclosure in Issuers' Annual and Interim Filings) of Nevada Geothermal Power Inc. (the issuer) for the period ending June 30, 2006:

2.  Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.  Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.  The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)  designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c)  evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.  I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 18, 2006

/s/ Brian D. Firbank
Brian D. Fairbank
President

Form 52-109F1 - Certification of Annual Filings

I, Don J. A. Smith, CA - CFO of Nevada Geothermal Power Inc. hereby certify that:

1.  have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Nevada Geothermal Power Inc. (the issuer) for the period ending June 30, 2006:

2.  Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.  Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.  The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)  designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c)  evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.  I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  October 18, 2006

/s/ Don Smith
Don Smith
Chief Financial Officer

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Nevada Geothermal Power Inc.

We have audited the consolidated balance sheets of Nevada Geothermal Power Inc. as at June 30, 2006 and 2005, and the consolidated statements of loss and deficit, and cash flows for the years ended June 30, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005, and the results of its operations and its cash flows for the years ended June 30, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

October 5, 2006	/s/ Morgan & Compaqny Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated October 5, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors’ Report when these are adequately disclosed in the financial statements.

Vancouver, Canada

October 5, 2006	/s/ Morgan & Company Chartered Accountants

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED BALANCE SHEETS

	June 30
	2006	2005
ASSETS

Current Assets
Cash and cash equivalents	$16,117,092	$1,964,047
Amounts receivable	92,212	75,686
Marketable securities	133,305	91,610
Prepaid expenses	24,446	80,135
	16,367,055	2,211,478

Capital assets (note 3)	30,746	15,229

Long-term investments	-	87,000

Mineral Property Interests (note 4)	9,427,637	6,637,465

	$25,825,438	$6,637,465

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$1,998,871	$310,436

SHAREHOLDERS’ EQUITY

Share Capital (note 5)	28,591,656	11,267,579

Contributed Surplus (note 6)	2,375,310	594,477

Deficit	(7,140,399)	(5,535,027)

	23,826,567	6,327,029

	$25,825,438	$6,637,465

See accompanying notes to the consolidated financial statements

Approved by the Directors:

/s/ Brian Fairbank	/s/ Domenic Falcone
Brian Fairbank	Domenic Falcone

NEVADA GEOTHERMAL POWER INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	For the Years Ended June 30
	2006	2005	2004

Operating Expenses
Accounting and audit	$40,566	$19,030	$11,208
Administration	110,083	73,300	64,878
Amortization	10,900	3,005	2,806
Bank charges and interest	1,409	906	3,697
Consulting fees	180,689	119,729	80,676
Conventions and publishing	486,108	410,758	33,708
Foreign exchange (gain) loss	(143,837)	9,362	105
Gain on sale of marketable securities	(62,780)	-	(6,000)
Investor relations	85,623	128,554	71,197
Insurance	50,000	-	-
Legal	90,522	67,708	46,152
News dissemination	14,415	38,136	9,812
Office expenses	47,237	33,350	21,696
Option proceeds in excess of mineral property costs	(17,845)	-	-
Rent and telephone	56,112	31,281	19,563
Site evaluation	-	945	3,204
Stock-based compensation	692,059	335,064	302,844
Transfer agent and regulatory fees	63,925	46,292	32,319
Travel and business development	89,319	61,685	32,740
Unrealized loss on marketable securities	-	106,999	-
Write-off of mineral property	-	-	65,239

	1,794,505	1,486,104	795,844

Other Income
Interest Income	189,133	18,176	2,998
Gain on disposal of subsidiary	-	159,695	-
	189,133	177,871	2,998

Loss for the year	(1,605,372)	(1,308,233)	(792,846)

Deficit, beginning of year	(5,535,027)	(4,226,794)	(3,433,948)

Deficit, end of year	(7,140,399)	(5,535,027)	(4,226,794)

Basic and diluted loss per share	$(0.04)	$(0.05)	$(0.05)

Weighted average number of shares issued and outstanding	36,537,557	24,967,821	17,605,345

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30
	2006	2005	2004

Cash flows from (used in) operating activities
Loss for the year	$(1,605,372)	$(1,308,233)	$(792,846)
Items not requiring (providing) cash:
Amortization	10,900	3,005	2,806
Gain on sale of securities	(62,780)	-	(6,000)
Gain on disposal of subsidiary	-	(159,695)	-
Unrealized loss on marketable securities	-	106,999	-
Write off mineral property	-	-	65,239
Stock-based compensation	692,059	335,064	302,844
Adjustments to reconcile net income (loss) to net cash used in operation activities (Increase) decrease in accounts receivable	(16,526)	262,102	(323,986)
Increase (decrease) in accounts payable	1,688,435	(94,330)	194,150
(Increase) decrease in prepaid expenses	55,689	(51,665)	(21,294)
	762,405	(906,753)	(579,087)

Cash flows used in investing activities
Mineral property interests	(5,123,879)	(1,807,605)	(438,059)
Proceeds from disposal of marketable securities	128,085	-	-
Cash acquired on acquisition	-	-	245
Acquisition of capital assets	(26,417)	(7,216)	(7,186)
	(5,022,211)	(1,814,821)	(445,000)

Cash flows from financing activities
Net proceeds from private placements	16,393,296	2,718,900	1,813,866
Options exercised	264,540	108,950	91,420
Warrants exercised	1,755,015	873,342	90,475
	18,412,851	3,701,192	1,995,761

Increase in cash and cash equivalents	14,153,045	979,618	971,674
Cash and cash equivalents, beginning of year	1,964,047	984,429	12,755
Cash and cash equivalents, end of year	$16,117,092	$1,964,047	$984,429

Supplemental Disclosure

On February 20, 2006, 100,000 shares of Sierra Geothermal Corp. were received as partial payment under the option agreement for the Pumpernickel Valley Geothermal Project. (Note 4b)

See accompanying notes to the consolidated financial statements

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

1.	NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain economically recoverable geothermal resources. The recoverability of the amounts shown for resource properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at June 30, 2006, the Company has a working capital of $14,368,184, and has incurred losses totalling $7,140,399.

The Company’s ability to continue as a going concern is dependent upon successful completion of additional financing, and upon its ability to attain profitable operations. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported expenses and other income and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES
	a)	Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Geothermal Power Company (formerly Noramex Corp), incorporated in the State of Nevada, U.S.A., and Blue Mountain Power Company Inc., incorporated in the province of British Columbia. All significant inter-company balances and transactions have been eliminated.

Accounting for companies acquired by the purchase method of accounting include the results of those companies from the date of acquisition.

	b)	Resource Property Costs

Costs of acquisition and exploration of resource properties are capitalized on an area-of-interest basis. Amortization of these costs will be on a unit-of-production basis, based on estimated proven geothermal resources of the areas should such reserves be found. If an area of interest is abandoned the costs thereof are charged to income in the year of abandonment.

The Company does not accrue the estimated future costs of maintaining its resource interests in good standing. The amounts shown for resource properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
	c)	Option Payments Received
Option payments received are treated as a reduction of the carrying value of the related resource properties and deferred exploration costs and the balance, if any, is taken into income.
	d)	Marketable Securities

Marketable securities in which the Company owns up to 20% of the issued common shares are accounted for at the lower of cost and market value. Marketable securities which are subject to a hold period in excess of one year are classified as long-term investments and recorded at cost, unless a permanent impairment in value has been determined, at which time they are written down to market value.

	e)	Capital Assets and Amortization
Capital assets are recorded at cost and are depreciated over their useful lives by the declining balance method at the following rates: Computer equipment 30% Office equipment 20% Software 100%
	f)	Impairment of Long-Lived Assets

The Company applies the Canadian Institute of Chartered Accountants Handbook Section 3063, "Impairment of Long-Lived Assets", which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The Company has determined there is no impact on its results of operations and financial position.

	g)	Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 – "Stock Based Compensation and Other Stock Based Payments" to record stock based transactions with officers, directors, and outside consultants. Accordingly, the fair value of stock options is charged to operations or resource property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
	h)	Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

	i)	Loss Per Common Share

The Company calculates loss per share using the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding as the effect of potentially issuable common shares is anti-dilutive.

	j)	Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

	k)	Foreign Currency Translation

The financial statements of the 100% owned U.S. subsidiary have been translated using the temporal method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. Foreign exchange gains and losses resulting from these transactions are reflected in the consolidated statement of loss and deficit.

	l)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits having a maturity of less than one year. At June 30, 2006 and 2005 these short-term deposits were $16,044,328 and $1,720,653 respectively.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

3.	CAPITAL ASSETS
		2006	2005

	Computer equipment	$29,543	$23,861
	Office equipment	22,258	16,643
	Software	10,745	-
		62,546	40,504
	Accumulated depreciation	31,800	25,275
	Net book value	$30,746	15,229
4.	MINERAL PROPERTY INTERESTS
	The acquisition and exploration costs of the Company's mineral property interests are as follows:
		2006	2005
	Blue Mountain Geothermal Project - Nevada	$8,974,935	$4,227,484
	Pumpernickel Valley Geothermal Project - Nevada	-	15,159
	Black Warrior Peak Project - Nevada	85,222	60,009
	Crump Geyser - Oregon	363,521	-
	Other potential projects	3,959	21,106
		$9,427,637	$4,323,758
a)	Blue Mountain Geothermal Project, Nevada, U.S.A.

The Company holds a 100% leasehold interest on certain lands located in Humboldt County, Nevada. The leasehold interest entitles the Company to explore, develop and produce any geothermal resources located on the properties. The Company also has the option to purchase the freehold interest, consisting of five square miles (13km2) out of a total of the 15mi2 (39km2) of the leasehold interest. The property interests are subject to production royalties ranging from 1.5% to 3.5% on sales of electrical power, and 5% to 10% from sale proceeds of direct energy.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (Continued)
	a)	Blue Mountain Geothermal Project, Nevada, U.S.A. (Continued)
	The following costs have been incurred on the project:
		2006	2005

	Acquisition
	Property leases, permits and regulatory	$34,349	$23,637
	Deferred exploration
	Camp and field supplies	73,929	143,033
	Consulting	139,060	-
	Drilling	2,722,456	986,136
	Drilling advances	1,120,110	-
	Feasibility study	34,929	24,994
	Geological and geophysical	422,161	620,213
	Road maintenance	161,942	96,318
	Reports and maps	4,813	-
	Water analysis	26,202	22,314
	Water rights	7,500	-
	Costs incurred during the year	4,747,451	1,916,645
	U.S. Department of Energy grant	-	(194,287)
	Net cost incurred during the hear	-	1,722,358
	Balance, beginning of year	4,227,484	2,505,126
	Balance, end of year	$8,974,935	$4,227,484
	b)	Pumpernickel Valley Geothermal Project, Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering five square miles of geothermal land located in north-central Nevada approximately 10 miles from Newmont’s Lone Tree Mine.

The Newmont lease grants the Company the exclusive right to drill for, produce, extract, take and remove all products of geothermal processes including steam and other gases, hot water, hot brines, bi-products and heat energy (collectively referred to as "substances") along with surface and water rights, subject to Nevada law. The Company will pay rentals of $2/acre for the first two years and $3/acre thereafter, with all rental payments creditable to royalties due upon production. The Company will pay royalties from any geothermal production of:

	●	x 3½% of gross proceeds from electrical power sales (less taxes and transmission costs),
	●	x 5% of the gross proceeds of a sale of any substances in an arm’s length transaction

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (Continued)
	b)	Pumpernickel Valley Geothermal Project, Nevada (Continued)
		●	x 2% of the gross proceeds from the sale of or manufacture there from of bi-products,
		●	x 10% of net profits from the use of substances at a commercial facility other than an electric power generating facility (such as an vegetable drying/processing facility)
		●	x Substances or electrical power used by the Company for operations at an on-site electrical generating plant or other commercial facilities are not subject to royalties.

In October 2004, the Company announced that Sierra Geothermal Corp (formerly Inovision Solutions Inc.) (SGC) will finance up to $5-million (CDN) in exploration and development expenditures on the Pumpernickel Geothermal Project under an option agreement to earn a 50% joint-venture interest. In order to earn its interest, SGC must complete $5-million (CDN) in project expenditures, make $120,000 in cash payments and issue 600,000 shares to the Company over a five-year period. Option proceeds received during the year in excess of the exploration costs incurred to date have been recorded in the statements of loss and deficit.

In addition, the Company was awarded a US Department of Energy (DOE) cost sharing contract signed on October 13, 2004 whereby the DOE funded 80% of an initial field evaluation program at the Pumpernickel Valley Project. The Company/DOE joint program included an advanced technology, three-dimensional "E-SCAN" resistivity survey to map the deep geothermal resource waters and four temperature gradient drill holes from 300 to 488 metres to test the E-SCAN interpretation. The DOE cost share was US$592,272 of the total budget of US$740,340. SGC covered the Company's cost share obligation of US$148,068 out of the first year work commitment. The Company will manage the DOE sponsored work.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (Continued)
	b)	Pumpernickel Valley Geothermal Project, Nevada (Continued)
		The following costs have been incurred on the project:
			2006	2005

		Acquisition
		Property leases, permits and regulatory	$13,322	$9,519
		Deferred exploration
		Assaying and analysis	2,621	815
		Camp and field supplies	59,255	16,209
		Consulting	3,600	-
		Drilling	274,137	-
		Geological and geophysical	290,841	416,759
		Reports and maps	27,490	-
		Road construction and maintenance	5,402	-
		U.S. Department of Energy grant	(377,682)	(334,778)
		Sierra Geothermal funding and option payments	(314,145)	(129,001)
		Costs incurred during the year	(15,159)	(20,477)
		Balance, beginning of year	15,159	35,636
		Balance, end of year	$-	$15,159
	c)	Black Warrior Peak, Nevada, U.S.A.

In fiscal 2005, the Company acquired 20 km2 (8 mi2) of private land and two sections of federal geothermal lease for a total land area of 26 km2 (10 mi2) south and east of Black Warrior peak, Washoe county, Nevada. The leases are on private land and are subject to a 3.5% royalty on gross revenue from electricity sales, however, the Company can purchase the royalty for US$1-million. Leases include surface and water rights.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (Continued)
	c)	Black Warrior Peak, Nevada, U.S.A. (Continued)
		The following costs have been incurred on the project:
			2006	2005

		Acquisition
		Property leases, permits and regulatory	$12,582	$12,759
		Deferred exploration
		Camp and field supplies	2,890	9,691
		Geological and geophysical	9,741	37,559
		Costs incurred during the year	25,213	60,009
		Balance, beginning of year	60,009	-
		Balance, end of year	$85,222	$60,009
	d)	Crump Geyser, Oregon

On August 1, 2005, the Company leased 28km2 (11 mi2) of geothermal land located in south east Oregon. The leases are on private land and are subject to a 3.5% royalty of the gross revenues from the availability, sale or use of electricity.

The following costs have been incurred on the properties:

			2006	2005

		Acquisition
		Property leases, permits and regulatory	$16,779	$-
		Deferred exploration
		Camp and field supplies	21,507	-
		Costs transferred from potential properties	21,106	-
		Geological and geophysical	291,296	-
		Reports and maps	716	-
		Water analysis	12,117	-
		Costs incurred during the year	363,521	-
		Balance, beginning of year	-	-
		Balance, end of year	$363,521	$-

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

4.	MINERAL PROPERTY INTERESTS (Continued)
	e)	Other potential properties

The Company currently has a few potential properties under review and has decided to capitalize the costs, until it is deemed the properties are no longer worth pursuing.

The following costs have been incurred on the properties:

			2006	2005

		Deferred exploration
		Assaying and analysis	$-	$2,035
		Geological and geophysical	3,959	16,740
		Camp and field supplies	-	2,331
		Costs allocated to Crump Geyser Project	(21,106)	-
		Costs incurred during the year	(17,147)	21,106
		Balance, beginning of year	21,106	-
		Balance, end of year	$3,959	$21,106

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

5.	SHARE CAPITAL
	a)	Authorized 100,000,000 common shares - no par value 25,000,000 first preferred shares - no par value 25,000,000 second preferred shares - no par value
	b)	Common Shares Issued
			SHARES	AMOUNT
		Balance, June 30, 2004	22,189,084	$7,474,528
		For cash
		Options exercised	437,000	136,950
		Private Placements, net of financing costs	5,000,000	2,718,900
		Warrants exercised	1,776,988	845,342
		Rounding adjustment	2	-
		Options exercised - stock option valuation	-	91,859
		Balance, June 30, 2005	29,403,074	11,267,579

		For cash
		Options exercised	743,000	264,540
		Private Placements, net of financing costs	19,666,667	15,137,241
		Warrants exercised	3,389,430	1,755,015
		Options exercised - stock option valuation	-	167,281
		Balance, June 30, 2006	53,202,171	28,591,656

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

5.	SHARE CAPITAL (Continued)

During the year ended June 30, 2005, the Company completed a private placement and issued 3,500,000 units at a price of $0.65 per unit for proceeds of $2,275,000 before issue costs of $182,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.00 per share for a two-year period. The Company granted 280,000 options as a finder’s fee in connection with this private placement offering.

During the year ended June 30, 2005, the Company completed a private placement and issued 1,500,000 units at a price of $0.50 per unit for proceeds of $750,000 before issue costs of $60,000. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $0.80 per share for a two-year period.

During the year ended June 30, 2006, the Company completed a private placement and issued 19,666,667 units at a price of $0.90 per unit for proceeds of $17,700,000 before issue costs of $2,562,759 including non-cash consideration of $1,256,055. Each unit consisted of one common share and one share purchase warrant. One whole warrant entitles the holder to purchase one common share at a price of $1.40 per share for a two-year period.

As a finance fee, the Company granted the agents up to 1,573,333 units at a price of $0.90 per unit expiring April 28, 2008. Each unit consists of one share and one share purchase warrant, exercisable for a period of two years. The value of the agent’s units, aggregating $1,256,055 was calculated using the Black-Scholes option pricing model, with an interest rate of 4.16%, a dividend rate of 0%, a volatility of 70% and a two year term for both the common share portion and the warrant portion.

	c)	Stock Options
		As at June 30, 2006, the following share purchase options were outstanding:
		EXERCISE PRICE	NUMBER OUTSTANDING AT JUNE 30 2006	REMAINING CO NTRACTUAL LIFE (YEARS)	NUMBER EXERCISABLE AT JUNE 30 2006
		0.28	593,000	2.11	593,000
		0.35	180,000	2.67	180,000
		0.54	382,000	3.27	382,000
		0.65	280,000	0.73	280,000
		0.90	2,048,000	4.57	1,845,500
			3,483,000	3.60	3,280,500

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

5.	SHARE CAPITAL (Continued)
	c)	Stock Options (Continued)
		A summary of the changes in stock options for the years ended June 30, 2006 and 2005 is presented below:
			NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE

		Balance, June 30, 2004	1,835,000	$0.30

		Granted	880,000	0.58
		Exercised	(437,000)	0.31

		Balance, June 30, 2005	2,278,000	0.41

		Granted	2,048,000	0.90
		Exercised	(743,000)	0.36
		Cancelled/expired	(100,000)	0.50

		Balance, June 30, 2006	3,483,000	$0.71

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. During the year ended June 30, 2006, the Company recorded $692,059 (2005 - $335,064) in stock based compensation for options granted during the year.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

			2006	2005
		Risk free interest rate	3.80 - 4.43%	3.29 - 3.50%
		Expected life	1-2yrs	1-2 yrs
		Expected volatility	70- 75%	64 - 111%
		Expected dividend yield	0%	0%
		Weighted average of value of options granted	$0.37	$0.42

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

5.	SHARE CAPITAL (Continued)
	d)	Agents Units
		As at June 30, 2006, the following agents units were outstanding:
	Exercise Price	Number Outstanding at June 30, 2006	Remaining Contractual Life (years)	Number Exercisable at June 30 2006

	$0.90	1,573,333	1.83	1,573,333
	e)	Share Purchase Warrants
			NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE

		Balance, June 30, 2004	5,091,208	$0.49

		Issued	5,000,000	0.94
		Exercised	(1,776,988)	0.48
		Expired	(125,790)	0.36

		Balance, June 30, 2005	8,188,430	0.77

		Issued	19,666,667	1.40
		Exercised	(3,389,430)	0.52

		Balance, June 30, 2006	24,465,667	1.31
		Share purchase warrants outstanding at June 30, 2006:
		NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE

		1,299,000	$0.80	September 23, 2006
		3,500,000	$1.00	March 22, 2007
		13,000,000	$1.40	April 21, 2008
		6,666,667	$1.40	April 28, 2008
		24,465,667

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

5.	SHARE CAPITAL (Continued)
	f)		Escrow Shares
	As at June 30, 2006, there are 663,900 shares held in escrow which are to be released as at July 23, 2006.
6.	CONTRIBUTED SURPLUS
		2006	2005

	Balance, beginning of year	$594,477	$351,272

	Compensation options granted	692,059	335,064
	Agents units granted	1,256,055	-
	Stock options exercised	(167,281)	(91,859)

	Balance, end of year	$2,375,310	$594,477
7.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

8.	RELATED PARTY TRANSACTIONS
	In the normal course of business, the Company paid the following amounts to companies controlled by directors for services other than their capacity as directors:
		2006	2005

	Fees for administrative and professional services	$154,139	$113,540
	Fees for geological services	$556,710	$651,111
	Amounts included in accounts payable	$117,921	$160,401

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

9.	INCOME TAXES
	The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:
		2006	2005

	Statutory tax rate Loss for the year	34%	37%

	Loss for the year	$(1,605,372)	$(1,308,233)

	Provision for income taxes based on statutory rates	(546,000)	(484,000)
	Non-deductible differences	112,000	104,000
	Resource property costs	(1,627,000)	(504,000)
	Unrecognised tax losses	2,061,000	884,000

	Income tax expense	$-	$-
	The significant components of the Company’s future tax assets (liability) are as follows:
		2006	2005

	Operating losses	$3,635,000	$1,712,000
	Share issuance costs	422,000	-
		4,057,000	$1,712,000

	Valuation allowance for future tax assets	(1,575,000)	(993,000)

	Net future income tax assets	2,482,000	719,000
	Resource properties	(2,482,000)	(719,000)

	Net future income tax liability	$-	$-
	The Company has non-capital losses carried forward of approximately CDN$4,325,000 and US$5,670,000, that may be available for tax purposes. Losses for Canadian tax purposes expire as follows:
	2006	$215,000
	2007	238,000
	2008	184,000
	2009	293,000
	2010	456,000
	2014	454,000
	2015	1,070,000
	2026	1,415,000
	$4,325,000

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

9.	INCOME TAXES (Continued)

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

Losses for US tax purposes expire as follows:

	2023	US $	40,000
	2024		325,000
	2025		1,153,000
	2025		4,152,000
		US $	5,670,000
10.	COMMITMENTS
	a)

On October 1, 2005 the Company entered into an agreement for the provision of management services. Compensation under the agreement is $5,000 per month for an initial term of six months and renewed semi-annually until rescinded.

	b)

On October 1, 2005 the Company entered into an agreement for the provision of management and technical services. Compensation under the agreement is US$8,833 per month for an initial term of one year. The agreement may be renewed for further one year terms upon the mutual agreement of the parties.

	c)

The Company has entered into operating leases for premises and geothermal resources. The minimum annual commitments in each of the next five years and thereafter (including work commitments) are as follows:

		2007	$669,312
		2008	$783,051
		2009	$1,313,84
		2110	$1,408,15
		2111	$1,418,185
		2112 and thereafter	$4,493,250
			$10,085,80
	d)

On December 16, 2005, the Company entered into an agreement for the provision of investor relations services. Compensation under the agreement is $5,000 per month for an initial term of twelve months. The Company issued 50,000 options exercisable at $0.90 on signing and at three-month intervals thereafter with a maximum to be issued of 200,000 options. As of June 30, 2006, 150,000 options have been issued.

	e)

On January 12, 2006, the Company entered into a contract for the provision of management and technical services from a company controlled by a director and an officer. Compensation under the agreement is $9,000 per month for an initial term of twelve months. The contract commenced December 1, 2005 and is to be renewed annually until rescinded.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

10.	COMMITMENTS (Continued)
f)

On January 12, 2006, the Company entered into a contract for the provision of technical and geological services from a company controlled by a director and an officer. Compensation under the agreement varies according to the services provided. The contract commenced January 1, 2006 and is to be renewed annually until rescinded.

11.	SUBSEQUENT EVENTS Subsequent to June 30, 2006
a)

The Company signed a 20-year power purchase agreement (PPA) with Nevada Power Company (NPC), a subsidiary of Sierra Pacific Resources, for up to 35 megawatts (MW) of geothermal power to be produced from a new geothermal power plant to be built at the Company’s Blue Mountain geothermal site, in northern Nevada. The power will be used by the utility to serve its customers in Nevada.

Under the terms of the agreement, the Company is required to provide to NPC a $645,000 USD security deposit in the form of either a letter of credit or a cash deposit. NPC has the right to draw upon these funds in the following circumstances: 1. if the Company fails to make any required payments under the contract; 2. if the letter of credit is not renewed by the required date; 3. or if certain conditions regarding the credit rating of the issuing financial institution are not met within seven days.

The PPA is subject to the approval of the Public Utilities Commission of Nevada and Federal Energy Regulatory Commission.

	b)	On September 7, 2006, 50,000 stock purchase options were exercised at a price of $0.54 per share.
	c)	On September 16, 2006 the Company issued 50,000 stock purchase options to Pro-Edge Consultants Inc. under the terms of a contract for the provision of investor relations services.
	d)	The Company sold marketable securities proceeds aggregating $20,435.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

12.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The major differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

		2006	2005	2004

	Loss in accordance with Canadian GAAP	$(1,605,372)	$(1,308,233)	$(792,846)

	Deduct:
	Unproven property interests and deferred expenditures incurred in the year (Canadian GAAP)	(5,103,879)	(1,807,605)	(2,164,742)

	Adjustment to Canadian GAAP amount to record on a US GAAP basis	-	-	704,226

	Loss in accordance with US GAAP	$(6,709,251)	$(3,115,838)	$(2,253,362)

		2006	2005	2004

	Loss per share (US GAAP)	$(0.18)	$(0.12)	$(0.13)
	Weighted average shares outstanding (US GAAP)	36,537,557	24,967,821	17,605,345

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

12.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)
	Statement of Cash Flows in Accordance with US GAAP
		2006	2005	2004

	Cash flows from operating activities
	Loss in accordance with US GAAP	$(6,709,251)	$(3,115,838)	$(2,253,362)

	Adjustments to reconcile loss to net cash used by operating activities
	Securities received for resource property option (Note 4(b))	(20,000)	-	-
	Shares issued and investments transferred for other than cash (Note 12(iii))	-	-	1,031,774
	Write off of mineral property costs	-	-	55,922
	Gain on sale of securities	(62,780)	-	(6,000)
	Gain on disposal of subsidiary	-	(159,695)	-
	Amortization	10,900	3,005	2,806
	Stock based compensation	692,059	335,064	302,844
	Unrealized loss on marketable securities	-	106,999	-
	Change in accounts receivable	(16,526)	262,102	(330,293)
	Change in prepaid expenses	55,689	(51,665)	(21,294)
	Change in accounts payable	1,688,435	(94,330)	194,150
		(4,361,474)	(2,714,358)	(1,023,453)

	Cash flows from investing activities
	Cash acquired on acquisition	-	-	245
	Proceeds from disposal of marketable securities	128,085	-	-
	Exploration advances	-	-	6,307
	Acquisition of capital assets	(26,417)	(7,216)	(7,186)
		101,668	(7,216)	(634)

	Cash flows from financing activities
	Shares issued for cash	18,412,851	3,701,192	1,995,761
		18,412,851	3,701,192	1,995,761

	Increase in cash and cash equivalents	$14,153,045	$979,618	$971,674

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

12.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)
		2006	2005	2004

	Shareholders’ equity – Canadian GAAP	$23,826,567	$6,327,029	$3,599,006
	Option interests and deferred exploration expenditures	(9,427,637)	(4,323,758)	(2,642,067)

	Shareholders’ equity– US GAAP	$14,398,930	$2,003,271	$956,939

		2006	2005	2004

	Option interests and deferred exploration expenditures – Canadian GAAP	$9,427,637	$4,323,758	$2,642,067

	Option interests and deferred exploration expenditures expensed per US GAAP	(9,427,637)	(4,323,758)	(2,642,067)

	Option interests and deferred exploration expenditures – US GAAP	$-	$-	$-
	i)

Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

	ii)

Investments in shares with a trading restriction period of greater than one year are recorded at cost for Canadian GAAP purposes. For United States GAAP purposes, investments with a hold period of greater than one year are not classified as available for sale securities and are also recorded at cost.

Investments with a trading restriction of one year or less are classified as marketable securities for Canadian GAAP purposes and are recorded at the lower of cost and market value. For United States GAAP purposes, these securities are classified as trading securities and are recorded at market value at the reporting date.

As at June 30, 2006, there is no difference between the Canadian GAAP and the United States GAAP recorded values.

NEVADA GEOTHERMAL POWER INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

12.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)
iii)

In fiscal 2004, the Company issued 5,500,000 common shares at a value of $1,705,000 (Canadian GAAP), and $1,000,774 (US GAAP). For Canadian GAAP purposes, the amount of $1,705,000 was based on a valuation of the property interests, approved by Canadian regulatory authorities. Blue Mountain Power Company Inc. and the Company are controlled by related persons. Under US GAAP, the value ascribed to the shares, was the amount of expenditures previously made by Blue Mountain Power Inc. on the property interests. The difference of $704,226 has been deducted, therefore, from the Canadian GAAP amount of $2,164,742 to arrive at the amount of $1,460,516 that would have been charged to operations under US GAAP.

13.	COMPARATIVE FIGURES
Certain of the prior year’s comparative figures have been reclassified to conform with the current presentation.

NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year ended June 30, 2006	Form 51-102F1

EFFECTIVE DATE

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the year ended June 30, 2006 and incorporates certain information from the prior two fiscal years.  In order to better understand the MD&A, it should be read in conjunction with the Company’s audited annual consolidated financial statements and related notes for the year ended June 30, 2006.  These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”).  All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  The effective date of this Management Discussion and Analysis is October 18, 2006.  This MD&A contains statements that constitute “forward-looking statements and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 10).

DESCRIPTION OF BUSINESS

The Company is developing renewable geothermal energy projects in Nevada and Oregon where additional electrical generation capacity is needed to meet existing and future demand for power.  The Company and/or its wholly owned subsidiary Nevada Geothermal Power Company (“NGPC”) hold leases on four projects: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon.  The Company is embarking on a production plan to develop an initial 30 MW geothermal power plant at Blue Mountain.

OVERALL PERFORMANCE

The Company’s immediate strategy is the continued exploration and subsequent development of its geothermal prospects at Blue Mountain and Pumpernickel in Nevada, and Crump Geyser in Oregon.  In this regard, the Company has made significant progress toward its stated goals.  The Company’s focus during the last year was drilling initial production sized wells, obtaining a long-term power contract and establishing the project infrastructure for development at Blue Mountain.  Production Well 26A-14 was drilled and tested.  Tests indicate a highly productive well capable of producing 9.6MW (gross).  A water-use license was obtained, allowing for the construction of a water-cooled plant which increases overall efficiency.  System interconnection studies were completed with the Utility and the power transmission route was determined.  The Company signed a Power Purchase Agreement with Nevada Power Company, a subsidiary of Sierra Pacific Power Company.  Additionally, further exploration field work was done and drill permitting undertaken for Pumpernickel and Crump Geyser.

MINERAL PROPERTY INTERESTS

As at June 30, 2006, the Company’s mineral property interests were comprised of the following:

1)  Blue Mountain Geothermal Property - Nevada

The property is located in Humboldt County, north central Nevada, about 32 km (22 miles) west of the town of Winnemucca.  The project comprises geothermal leases covering 44 km² (17 mi²) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), and the Nevada Land and Resource Company (“NLRC”).  In January and April 2006, the Company entered into lease agreements with two separate private landowners.  Both of these agreements cover 259 hectares (640 acres), for an additional total of 518 hectares (1280 acres).  Two further BLM leases were made effective as of August 1, 2006, granting an additional 518 hectares (1280 acres).

NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year ended June 30, 2006	Form 51-102F1

Environmental Management Associates (“EMA”) of Brea, CA was retained to conduct an Environmental Assessment (“EA”) which was then accepted by the BLM.  Permits have been issued for planned drilling and road building.

The shallow thermal anomaly as determined by thermal gradient drilling, including two holes drilled in 2006, covers 10 km² (4 mi²).  Temperatures within the anomaly of up to 165°C (330°F) have been measured and temperatures of up to 230-240°C (450-454°F) are predicted based on chemistry of shallow geothermal samples obtained from flow tests at BD-2.

In January 2006, a detailed gravity survey was completed by Quantech Geosciences of Reno, NV.  The gravity survey effectively mapped the topography of subsurface bedrock and outlined buried faults.  The data is used in planning of production wells and water wells.

In the production well program, 5 drill pads were completed, and 20-inch diameter surface casings set and cemented at three sites.  A geothermal production drilling rig with blow-out prevention equipment was used to complete Well 26A-14 to a total depth of 858m (2815 feet).  13 ⅜ inch production casing was set at 593m (1946 ft).  Production tests indicate the potential for the well to produce 9.6MW (gross) and greater than 7MW (net) of power, allowing for parasitic plant and wellfield loads.  Temperatures measured 185°C (365°F), the highest temperatures recorded at Blue Mountain to date. Based on the preliminary flow test data, GeothermEx, Inc. of Richmond, CA determined that the results are indicative of a very prolific well.  Water and gas samples were sent to Thermochem Labs in Santa Rosa, CA for analysis.

At the second production well site, Well 38-14, drilling commenced for the 13 ⅜ inch production casing on October 10, 2006.  The well is expected to be completed in late November 2006.

Desert Mountain Surveying performed regional surveys to support an application for a water license for 4 water wells on Section 1.  Water rights were granted in September 2006.

In the last quarter of the fiscal year 2005, the Company submitted a bid in response to a Request for Proposal by Sierra Pacific Power Company (“SPPCo”) and Nevada Power Company.  The Company successfully negotiated a 20 year power contract with Nevada Power Company, effective August 2006.

Phase One of the Interconnection Feasibility Study was completed by SPPCo in April 2005.  A second Interconnection System Impact Study allowed the Company to select a preferred route for the transmission line.  The selected right-of-way (“ROW”) is 21 miles in length and located on gently rolling undeveloped desert terrain.  The BLM requires that a Plan of Utilization (“Plan”) be prepared and submitted concurrently with the ROW application.  A Large Generator Interconnection Agreement (“LGIA”) is required to allow the Company to interconnect with SPPCo to deliver electrical energy and to establish an operating relationship.

The Company met with the Public Utility Commission of Nevada (“PUCN”) staff and legal counsel to initiate the processing of the Utility Environmental Protection Act (“UEPA”) permit for the Blue Mountain project.  Pursuant to the Company’s submittal of the right-of-way application with the BLM, the initial application to the PUCN is now due.  A formal submittal of the UEPA permit will follow as the environmental documents become available for review.

The Company met with the staff of Nevada Division of Environmental Protection (“NDEP”) regarding the Project’s current operations and submittal of the Project Underground Injection Control (“UIC”) permit.  NDEP is satisfied with the current level of reporting and confirmed that the application for the UIC permit can begin while the Project production and injection systems are still in the conceptual and development phases.  The estimated process time from submittal is six months. Preparation of data and information to support this application is underway.

NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year ended June 30, 2006	Form 51-102F1

2)  Pumpernickel Geothermal Project – Nevada

On February 20, 2004, the Company entered into a geothermal lease agreement with Newmont USA Limited, covering 13 km² (5 mi²) of geothermal land located in north-central Nevada approximately 16 km (10 miles) from Newmont’s Lone Tree Mine.  On April 26, 2006, the Company entered into an agreement with ORMAT Nevada, Inc. (“ORMAT”) whereby ORMAT would transfer BLM Lease #074855 (378 hectares [934 acres]) to the Company for a one time fee of $15,000 (U.S.) and a commitment from the Company to use ORMAT equipment at market rates for the Pumpernickel project.  The lease is encumbered by an overriding royalty interest with Ehni Enterprises Inc.  The federal lease conveyance was ratified by the BLM, and became effective as of June 1, 2006.  The Company was also granted two outstanding BLM leases, adding another 4 sections of federal land, bringing the total leasehold to 27 km2 (10.35 mi2).

WDC Exploration & Wells of Elko, NV drilled 4 thermal gradient (“TG”) holes in September 2005, based on the results of an earlier 3D-ESCAN resistivity survey.  Each of the 4 TG holes was designed to obtain shallow subsurface water temperatures and thermal gradients.  Temperatures ranged from 34°C (94°F) to 47°C (116°F) at 300m (1000 ft). PVTG-3 measured 81°C (178°F) at 488m (1600 ft).  PVTG-1, 2 and 4 were lined with 2-inch steel pipe and filled with water, while PVTG-3 was lined with 4 ½ inch steel casing cemented back to the surface.  Water samples obtained from the drilling were sent to Thermochem Labs for analysis, with results supporting previously obtained temperatures, as reported by Shevenell and Garside in 2003.

Sierra Geothermal Power Inc. (“SGPI”), formerly Inovision Solutions Inc., which has an option to earn a 50% joint-venture interest, financed the Company’s 20% cost share obligation of $148,000 (U.S).  The Department of Energy (“DOE”) funded the remaining 80% of the costs.  As part of the agreement, SGPI will complete $5 million of project expenditures over a 5 year period.  Future drill plans include 4 thermal gradient holes, 2 observation/slim wells, and up to 2 production wells.  If the Company undertakes exploration on federal land, the permitting process is expected to take approximately 6 months.  In the third fiscal quarter, a detailed gravity survey was completed by Quantech Geosciences of Reno, NV, which will aid in planning the depth of future observation slim wells and production-size test wells.

3)  Black Warrior Project - Nevada

The Company continued with field investigations at the Black Warrior project, located in Washoe and Churchill Counties, NV.  The Company has 20 km² (8 mi²) of private land and 5 km2 (2 mi2) of federal land for a total of 26 km² (10 mi²), which include water and surface rights.  The leases on private land are subject to a 3.5% royalty on gross revenue from electricity sales, although the Company can purchase the royalty for $1 million (U.S.).

4)  Crump Geyser Project – Oregon

The Crump Geyser project is located in Lake County, OR, 48 km (30 mi) east of Lakeview, OR and 282 km (175 mi) north of Winnemucca, NV.  In August 2005, the Company acquired leases at Crump Geyser totaling 2916 hectares (7205 acres) of private land.  The property is easily accessible by a paved highway which runs through the property.

NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year ended June 30, 2006	Form 51-102F1

The property is composed of two geothermal zones.  The Crump Geyser and main hot springs are part of the southern geothermal zone and occur over a 6 km (4 mi) interval of segmented faults along the western edge of Warner Valley.  The northern geothermal zone comprises an area of about 1050 hectares (2600 acres), and features extensive hot springs occurring along prominent segmented extensional faults.

At Crump Geyser, a 512m (1680 ft) well drilled by Magma Power Company in 1959 spontaneously erupted a few days after it was abandoned.  The well spurted boiling water into the air continuously for six months before reverting to a spectacular geyser that erupted at regular intervals.  Although the geyser is currently plugged, boiling water still rumbles at depth and bubbles to the surface.

A comprehensive 3 point Schlumberger resistivity survey was requisitioned in January 2006 and the final report was received in March 2006.  Results show a strong anomaly (high conductive area) associated with the Geyser area that appears to be approximately 6 km2 (2 mi2).  A detailed gravity survey planned for the spring of 2006 to confirm results was postponed due to extensive flooding of the area.

GeothermEx Inc. was retained to write a report based on the results to date at Crump Geyser,  outlining a 20 year lifecycle for a 40MW (90% probability) geothermal resource, a most likely (modal) of 60MW, and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F).  A geochemist with Thermochem Labs was retained to evaluate the geothermometry and subsequently confirmed the deep reservoir temperature.

A preliminary wildlife review was undertaken by Northwest Wildlife Consultants of Pendleton, OR in late 2005.  No species were present that would prohibit development.

NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year ended June 30, 2006	Form 51-102F1

FINANCIAL SUMMARY

For the year ended June 30, 2006, the Company incurred a loss of $1,605,000 or $0.04 per share.  This compares to a loss for the year ended June 30, 2005 of $1,308,000 or $0.05 per share.  The main reason for this increased loss is that non cash stock-based compensation, granted to directors, employees and consultants increased by $357,000 in a year to year comparison.  Non cash stock-based compensation increased in 2006 as the company added an additional director and an officer to the company’s management executive team and employed an investor relations firm for the final six months of the year.  In order to attract quality candidates, each of these three parties was awarded share purchase options.

With respect to Administrative Expenses, and as noted in the second quarter MD&A, the increase in Accounting and audit expenses is a timing issue with the prior years billing occurring much later.  Administrative expenses have increased with the hiring to the first employees of the Company.  Consulting fees have risen as a direct result of the Company engaging a qualified individual in the role of CFO and paying market rate Director’s fees.  Convention and Publishing expenses rose as the Company produced its first annual report.  The Company realized a foreign exchange gain as the Canadian dollar strengthened with respect to the US dollar during the fiscal year.  During the year, the Company sold 185,000 shares of Running Fox Resources realizing a gain of $62,780.  As these are non core holdings, it is the Company’s intention to liquidate, in an orderly fashion, all of its holdings of this Company.  On a year to year comparison, the Company’s investor relations costs have declined by $43,000.  During the 2006 fiscal year, the Company delayed hiring an external firm for the first five months of the year and then hired Pro-Edge Consultants at a lower rate than the firm performing this task in fiscal 2005.  During 2006, liability insurance coverage was obtained for the first time with the Company recording the related expense.  Legal expenses rose during the year as the direct function of the large financing the Company completed in 2006.  Option property proceeds relate to the Pumpernickel Valley Geothermal Project and are explained in Note 4 b) to the audited financial statements.  The increase in rent and telephone expenses was caused by two factors.  In 2005 the Company shared its office space with another company.  This relationship ended in mid 2006 and consequently the Company now has larger premises.  The increased telephone costs are the result of the financing activities and the follow on drilling activities undertaken in Nevada.  The rise in Stock based compensation is discussed above.  The previously cited financing caused the Transfer agent and regulatory fees to rise by $18,000.  Travel and business development expenses rose as the Company’s management traveled farther and more frequently pursuing various financing options during fiscal 2006.  During 2005, the Company had a net write down on the value of certain marketable securities.  There were no further write downs in fiscal 2006.  Finally, interest income increased significantly in 2006 as the Company placed the proceeds of the financing in short term investments.

NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year ended June 30, 2006	Form 51-102F1

SELECTED ANNUAL INFORMATION

The following selected financial information was obtained from the audited consolidated annual financial statements of the Company for 2006, 2005 and 2004.  These financial statements were audited by Morgan and Company, Chartered Accountants.  The effect of applying the treasury stock method to the Company’s loss per share calculation is anti-dilutive.  Therefore basic and diluted losses per share are equal for the years presented.

For the year ended June 30	2006	2005	2004
a) Total Revenues	Nil	Nil	Nil
b) (Loss) before discontinued operations and extraordinary items	$(1,605,000)	(1,308,000)	(793,000)
c) Basic and diluted loss per share	$(0.04)	(0.05)	(0.05)
d) Net (loss) for the year	$(1,605,000)	(1,308,000)	(793,000)
e) Basic and diluted loss per share	$(0.04)	(0.05)	(0.05)
f) Total assets	$25,825,000	6,637,000	4,004,000
g) Total long-term financial liabilities	Nil	Nil	Nil
h) Cash dividends per share for each class of share	Nil	Nil	Nil

The increasing losses and increasing net losses reflect increased overhead expenses associated with the Company’s escalating exploration activities since 2003. Similarly, the increases in total assets, on a year to year comparison, result from a combination of the capitalization of exploration costs and the increasing cash position that has resulted from the financing activities.  On a comparative basis, the Company has increased the relative level of these activities as a direct function of the successful results of its exploration program.  During the 2006 fiscal year the company raised $17.7 million primarily to fund the continued exploration and the development of the Blue Mountain Geothermal Project in Nevada, U.S.A.

NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year ended June 30, 2006	Form 51-102F1

SUMMARY OF QUARTERLY RESULTS

	Period	Revenues	Loss (Income)	Loss (income) per share
(Basic and fully diluted)
		(Unaudited)	(Unaudited)	(Unaudited)
4th	Quarter 2006	Nil	$ (26,000)	$ (0.01)
3rd	Quarter 2006	Nil	$ 1,235,000	$ 0.04
2nd	Quarter 2006	Nil	$ 272,000	$ 0.01
1st	Quarter 2006	Nil	$ 124,000	$ 0.00
4th	Quarter 2005	Nil	$ 607,000	$ 0.02
3rd	Quarter 2005	Nil	$ 345,000	$ 0.01
2nd	Quarter 2005	Nil	$ 188,000	$ 0.01
1st	Quarter 2005	Nil	$ 168,000	$ 0.01

The amount of the Company’s administrative expenses is directly related to the level of financing available and the exploration programs that are undertaken.  The magnitude of these expenses is a direct function of general financial market conditions as well as recent exploration prospects and achievements.  Up to this stage in its development, the Company has not acquired property or conducted exploration work on a predetermined basis.  Consequently, relative levels of expenditures may not be predictable and observable trends may not be meaningful.

Aside from four anomalous fiscal quarters, the current trend is generally for increasing losses as the Company grows and focuses on the development of its most advanced project at Blue Mountain.  The increased loss in the third quarter of 2005 was caused primarily by increased spending on an investor communications program. The increased loss in the fourth quarter of 2005 was caused both by the carryover of the investor communications program and the expensing of non cash stock-based compensation of $250,000 in accordance with Canadian GAAP.  The increased loss in the third quarter of 2006 was caused by a significant program involving the publication of the Company’s information and by non cash stock-based compensation expenses.  The income (unaudited) in the final quarter of 2006 was the result of three factors: a) the Company earned approximately $173,000 in interest income (refer “Financial Summary” page 5); b) the Company realized a foreign exchange gain of approximately $148,000 (Refer “Financial Summary” page 5); and c) the Company realized gains on marketable securities aggregating $43,000 (refer “Financial Summary” page 5).  Management anticipates that the Company will incur losses for each quarter of the fiscal year 2007 of the same approximate historical magnitude as incurred in the previous quarters.

TRANSACTIONS WITH RELATED PARTIES

During the year ended June 30, 2006, the Company incurred costs of $124,000 (2005 - $114,000) for the provision of administrative and professional services from a company owned by a director and officer.  The Company’s Nominating and Compensation committee has reviewed and approved a contract covering this transaction.  The amount paid was determined to be at approximately current market rates and was in accordance with a formal contract.  Refer to Note 8 of the financial statements.

NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year ended June 30, 2006	Form 51-102F1

During the 2006 fiscal year, the Company incurred costs of $557,000 (2005 - $651,000) for the provision of technical and geological services from a company owned by a director and officer.  The Company’s Nominating and Compensation committee has reviewed and accepted a contract covering these transactions.  The amounts paid were determined to be at approximately current market rates and were in accordance with a formal contract.  Refer to Note 8 of the financial statements.

During the 2006 fiscal year, the Company incurred costs of $30,000 (2005 - $Nil) for the provision of consulting fees from a Director.  The amounts paid were at approximately current market rates.

Included in the accounts payable and advances at year end are amounts due to related parties of $117,921 (2005 - $160,401).  These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2006 and up to the effective date of this MD&A, the Company had no off balance sheet arrangements nor was it planning any off balance sheet arrangements.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, in some instances, result in proposals being made to the Board. On August 1, 2005, the Company leased geothermal land located in South East Oregon, called Crump Geyser.  The leases are on private land and are subject to a 3.5% royalty of the gross revenues from the availability, sale or use of electricity.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

During the fiscal year ended 2006 and subsequent up to the date of this report, the Company has instituted only one change in its accounting policies. Up to the 2006 fiscal year, the Company had recognized fluctuations in the market values of its marketable securities by recording both unrealized losses and unrealized gains – provided that the carrying value of the marketable securities were still recorded at an amount below the original cost.  In order to avoid both upwards and downwards fluctuations in the carrying values, the Company now only recognizes write downs below original cost in the market values.  This change was made for the fiscal 2006 year end.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities.  The fair value of these instruments approximates their carrying value due to their short-term maturity of less than one year.  The fair value of amounts due to related parties is not determinable as the amounts do not have any repayment terms.

Cash equivalents include money market based investments and term deposits where maturity is less than ninety days or that may be liquidated at the Company’s option without significant penalty.  The company is not exposed to significant credit, interest rate or currency fluctuation risk.

NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year ended June 30, 2006	Form 51-102F1

OUTSTANDING SHARE DATA

The Company has authorized 100,000,000 common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 5 of the financial statements.  As at June 30, 2006, the Company had 53,202,171 common shares issued and outstanding.  There are no other classes of shares issued and outstanding.  As of the date of this report, the Company had 53,252,171 common shares outstanding.  As at June 30, 2006, the Company had 3,483,000 stock purchase options outstanding at various exercise prices and future dates.  As of the date of this report the Company had 3,483,000 stock purchase options outstanding at various exercise prices and future dates.  As at June 30, 2006, the Company had 24,465,667 share purchase warrants outstanding at various exercise prices and future dates.  As at June 30, 2006, the Company had 1,573,333 agents’ units outstanding and exercisable at a price of $0.90 per unit expiring April 28, 2008.  Each unit consists of one share and one share purchase warrant, exercisable for a period of two years.  As of the date of this report the Company had 23,166,667 share purchase warrants outstanding at various exercise prices and future dates.  At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 79,901,838 common shares would be issued and outstanding.

INVESTOR RELATIONS

On December 16, 2005 the Company engaged Pro-Edge Consultants Inc. (“Pro-Edge”) a Toronto-based Investor Relations (“IR”) firm that represents public companies in the resource sector.  The Company is paying Pro-Edge a monthly retainer fee of $5,000 per month during the initial 12 month term.  The Company issued 50,000 options exercisable at $0.90 per share on signing and at three -month intervals thereafter, with a cap of 200,000 options.  All additional options are exercisable at the market price of the shares at the time of issuance and are subject to the quarterly vesting provisions required by the TSX Venture Exchange.  To the effective date of this MD&A all 200,000 options have been issued. The Company also retains Ms. Shelley Kirk for investor relations services on an hourly contract basis.

CAPITAL RESOURCES AND LIQUIDITY

The Company does not have operations that generate cash flow.  At June 30, 2006, the Company had $16,117,000 in cash and equivalents on hand.  At June 30, 2006, the Company had working capital of $14,368,000.  Cash on hand will be used to advance, primarily, the Blue Mountain Geothermal Project and to fund general office and administrative costs.  Historically the Company has been able to complete all of its exploration activities and to meet its financial commitments.  Further, management is of the opinion that the Company has adequate financial resources to fund its ongoing level of corporate activities and its required resource property commitments for the 2007 fiscal year.  Refer to Note 10 of the financial statements.  However, to date, the Company’s activities have been funded primarily by the proceeds from private placements of the Company’s securities, the exercise of incentive stock option and warrants, US Department of Energy funding on certain properties and earn-in interests on certain properties.  While it has been successful in the past, there is no assurance that the Company will be successful in obtaining future sources of funding.

RISKS AND UNCERTAINTIES

By its very nature, geothermal exploration involves a high degree of risk. The Company competes with other geothermal enterprises, some of which have greater financial resources, for the exploration and development of geothermal concessions.

NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year ended June 30, 2006	Form 51-102F1

The Company is at risk to changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to current favorable tax incentive treatments with respect to power tax credits, technological and operational hazards in the Company’s exploration and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company.  These factors may impact upon the Company’s ability to finance its programs and to carry on operations.

Geothermal exploration and development involves a high degree of risk and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it into profitable production.

The Company’s geothermal properties are all located in the United States.  As a result, the Company is subject to currency fluctuations.  The geothermal exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged.  Management is not aware of any impediment to its ownership of these properties.  Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MDA, actual events may differ materially from current expectations.

FORWARD LOOKING STATEMENTS AND ESTIMATES

Certain statements made herein, other than those statements of historical fact, may constitute “Forward-Looking Statements”.  These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, investigation and acquisition of new projects.  Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date and these by their inherent nature entail various risks, uncertainties and other unknown factors.  Consequently, there can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section.  Therefore the reader is cautioned not to place undue reliance on forward-looking statements.  Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, future events, or otherwise except as may be required under applicable securities legislation.

This MD&A contains estimates of geothermal resources.  By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors.  The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering and of the geological and geophysical interpretations, which may ultimately prove to be unreliable.  There can be no assurance that these estimates will be accurate or that such geothermal resources can successfully and economically be exploited.

NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year ended June 30, 2006	Form 51-102F1

CORPORATE DISCLOSURE PRACTICES, POLICIES AND CONTROLS

The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  The Board of Directors has the responsibility to understand the principal risks of the business of the Company and to confirm that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Company.  Committees of the Board presently consist of an Audit Committee, a Compensation and Nominating Committee and a Governance Committee. The Audit Committee consists of four outside directors.  The role of the Audit Committee is to review the Company’s financial statements and the financial disclosure that is publicly disseminated, to review the systems of internal controls, and to monitor the performance and the independence of the Company’s external auditors.  The Compensation and Nominating Committee consists of the Company’s President and Chairman and two other outside directors. The role of the Compensation and Nominating Committee is to recommend levels of executive compensation and to identify and to recommend to the Board the new director nominees at each annual meeting of the shareholders.  The Governance Committee consists of three unrelated outside directors.  The role of the Governance Committee is to establish and to monitor the governance practices and procedures of the board of directors, and to monitor the effectiveness of the Board of Directors and of the Board Committees.

During the 2006 fiscal year, the board of directors implemented the following policies: 1.  Code of Business Conduct and Ethics.  This policy reaffirms the Company’s high standards of conduct; 2. Code of Employee Conduct.  This policy reaffirms the Company’s high expectations of its Members; 3.  Communications and Corporate Disclosure Policy.  The objective of this policy is to ensure that communications to the investing public about the Company is timely, complete, factual and accurate and broadly disseminated in accordance with all legal and regulatory requirements; 4.  Privacy Policy.  The purpose of this policy is to balance the privacy rights of individuals and the information requirements of private organizations; and 5.  Whistle Blower Policy.  The purpose of this policy is to provide the Company’s employees and consultants with a mechanism by which they can raise any concerns free of any discrimination, retaliation or harassment.  Copies of these policies are available from the Company.

The Company continually evaluates, under the supervision of the President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based upon this evaluation, the President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that the information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including the Company’s President and Chief Financial Officer, to allow timely decisions regarding required disclosures.

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com.  A copy of this management’s discussion and analyses, the 2006 audited financial statements, previously published management’s discussion and analysis, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com.  The Company is listed on the TSX Venture Exchange with the trading symbol “NGP”.

NEVADA GEOTHERMAL POWER INC. Management’s Discussion and Analysis For the Year ended June 30, 2006	Form 51-102F1

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this annual MD&A.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the company.  The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.  Further, certain data included in this document may be historical in nature.  Consequently, it may not have been verified by the Company’s technical staff and therefore it should not be relied upon.

Nevada Geothermal Power Inc.

Nevada Geothermal Power’s Well 26A-14 at Blue Mountain

Heralds Major Geothermal Reservoir Discovery

VANCOUVER, B.C. (October 18th, 2006) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) is pleased to announce that it has recently completed production testing of its first full-diameter production well in the Blue Mountain geothermal field, Humboldt County, Nevada.

According to the Company’s reservoir engineering consultant, Susan Petty of Black Mountain Technology, the well test indicates that Blue Mountain is “…a major new geothermal discovery”. GeothermEx, Inc., who oversaw the test program and conducted an independent engineering analysis, calls 26A-14 a “very prolific well”.

Based on the data collected, GeothermEx, Inc. concluded that the productivity index (“PI”) of 26A-14   “…exceeds 20gpm/psi, a high PI value indicative of a very prolific well”. Using conventional pumping technology, the well would produce over 9.6 MW (gross) or approximately 7MW (net), allowing for 27% parasitic load for the combination of the production pump, appropriate share of a hypothetical binary plant and injection pumps.

Well 26A-14 was tested for 60 hours including approximately 48 hours of full-open flow. The well flowed unassisted at rates over 295 tonnes/hr (650,000 lb/hr) with enthalpy indicating a reservoir temperature of over 185°C (365°F). The temperatures are the highest yet encountered at Blue Mountain and temperatures are still increasing at the bottom of the well at 858 metres (2815 feet). Following the flow test the well head pressure returned to the original pre-test shut in pressure within 24 hours which has positive implications for the overall size of the resource and the reservoir capacity.

NGP considers that test results from 26A-14, combined with geochemical analysis of geothermal brine produced from well DB-2 which predict up to 240°C (460°F) reservoir temperatures, show  that high temperatures to support a flash turbine development may occur within 500- 1200 metres (1600-4000 feet) of surface.  Field crews are currently drilling the second production test well (38-14) where 20-inch cemented casing was previously installed.  Following the completion and testing of 38-14, the drilling and development strategy will be reviewed in light of the higher temperature potential.

Despite drilling delays, NGP is on track with resource development for the initial 35 MW power contract signed with Nevada Power Company, a subsidiary of Sierra Pacific Resources (see News Release August 9, 2006).  The first well took longer than anticipated due to drill equipment problems and complexities involved with controlled drilling through the production zone.

“We are very encouraged with the results from 26A-14.  The Company now believes that the  reservoir capacity is much greater than 50 MW.  Furthermore the temperatures encountered are the highest yet measured in the Blue Mountain geothermal field and lead to the possibility of power production utilizing efficient flash turbine technology with lower costs,” stated Brian Fairbank, CEO & President.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company exploring and developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in the Blue Mountain, Pumpernickel, Black Warrior projects in Nevada and the Crump Geyser Project in southern Oregon.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners
Pro-Edge Consultants Inc.

Telephone: (416) 581-0177
Toll Free: (866) 544-9622 or
info@pro-edge.com
www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.